Exhibit 99.11

Mark H. Bailey, M.Sc.,P.Geo.
MINEFINDERS CORSORATION LTD.
2288 - 1177 West Hastings Street Vancouver, B.C., V5E 2K3
Telephone (604) 687-6263
Facsimile: (604) 687-6267

CONSENT OF EXPERT

February 25, 2010

British Columbia Securities Cornmission
Alberta Securities Commission
Saskatchewan Financial Services Comrnission
Manitoba Securities Commission
Ontario Securities Cornmission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavut
Registrar of Securities, Yukon
United States Securities and Exchange Commission

Re:	Annual Information Form dated February 25, 2010 (the "Annual Information Form") of Minefinders Corporation Inc. (the "Company").

I refer to technical information developed by the Company, the preparation of of which I supervised in my capacity as a "qualified person" as defined in NI 43-101,that is ccntained in news releasesand technical reports issued by the Company on various dates (the "Technical Information") as referenced in the Annual Informatiirn Form and documents incorporatedby reference therein.

This letter is being filed as my consent to the use of my name and the Technical Information in the Annual Information Form and in documents incorporatud by reference therein

I confirm that I have read the Annual lnformation Form and I have no reason to believe that there are any misrepresentations that are derived frorn the Technical Information refered to above or that are within my knowiedge as a result of the work I performed in connection with such Technical Information.

I consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company's Form 40-F dated February 25, 2010, and any amendment thereto, induding post-effective amendments and as part of a post-effective amendment to the Company's Forrn F-10, to incorporate the Company's Form 40-Fdated February 25, 2010.

[Signature page follows]

Yours truly,

/s/ Mark H. Bailey
Mark H. Bailey
February25,2010